Craig F. Arcella
carcella@cravath.com
T+1-212-474-1024
New York

March 18, 2024
Revelyst, Inc.
Registration Statement on Form S-4
Filed March 5, 2024
File No. 333-276525
Dear Ms. Purnell:
Revelyst, Inc. (the “Company”), a Delaware corporation and wholly owned subsidiary of Vista Outdoor Inc. (“Vista Outdoor”), has filed today this letter and Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) via EDGAR to the U.S. Securities and Exchange Commission (the “SEC”). This letter and the Amended Registration Statement set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated March 12, 2024 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-4 filed with the SEC on March 5, 2024.
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in the Company’s responses but not defined herein have the meanings given to such terms in, all section references in the Company’s responses are to sections of, and all references to page numbers in the Company’s responses are to pages of, the Amended Registration Statement, in each case unless otherwise specified.
Amendment No. 1 to Registration Statement on Form S-4
Risk Factors
Risks Related to the Revelyst Business
General economic conditions may adversely affect Revelyst's business, results of operations and financial condition..., page 45
1.We note your disclosures on pages 188 and 198 that recent inflationary pressures have materially impacted your operations for the nine months ended December 24, 2023. Please revise this risk factor to discuss these adverse effects.

NEW YORK	LONDON	WASHINGTON, D.C.
Worldwide Plaza	CityPoint	1601 K Street NW
825 Eighth Avenue	One Ropemaker Street	Washington, D.D. 20006-1682
New York, NY 10019-7475	London EC2Y 9HR	T+ 1-202-869-7700
T+ 1-212-474-1000	T+ 44-20-7453-1000	F+ 1-202-869-7600
F+ 1-212-474-3700	F+ 44-20-7860-1150

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45.
Information about the Revelyst Business, page 171
2.We note your disclosures on pages 183 and 185 about your number of employees and facilities as of December 2023. You also disclose, in Vista Outdoor’s Form 8-K filed on February 2, 2024, that certain GEAR Up actions include reducing headcount and closing offices. If applicable, please update your disclosures to reflect these events.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 183 and 185.
Unaudited Pro Forma Condensed Combined Financial Statements of Revelyst, page 204
3.We note you disclose on page 210 that Revelyst expects that, as of the Closing, cash and cash equivalents will be approximately $400 million, due in part to additional cash contributions from Vista Outdoor. Please revise and explain how the amount $400 million was determined.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 210.
Part II
Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1 Opinion of Cravath, Swaine & Moore LLP as to the validity of the securities being registered, page II-1
4.Please file the legal opinion listed as Exhibit 5.1 with the next amendment to your registration statement.
Response: In response to the Staff’s comment, the Company has filed the opinion of Cravath, Swaine & Moore LLP as Exhibit 5.1.
*          *          *

If you have any questions or comments with respect to this response letter, please do not hesitate to contact me by telephone at (212) 474-1024 or by email at carcella@cravath.com or Ana Choi by telephone at (212) 474-1192 or by email at achoi@cravath.com.

Very truly yours,

/s/ Craig F. Arcella
Craig F. Arcella
Erin Purnell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0001
VIA EDGAR
Copy to:
Jung Choi, General Counsel
Jung.Choi@VistaOutdoor.com
Revelyst, Inc.
P.O. Box 1411
Providence, RI 02901
VIA E-MAIL